

February 24, 2014

Adam J. Kansler
Chief Administrative Officer
Markit Ltd.
c/o Markit North America, Inc.
620 Eighth Avenue
35th Floor
New York, NY 10018

> **Re:** **Markit Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted January 27, 2014**
> **CIK No. 0001598014**

Dear Mr. Kansler:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Based on the disclosure on page ii referring to the corporate reorganization, it does not appear that the shares of Markit Ltd. are currently issued. Please advise how counsel will be able to issue a clean legal opinion and explain how the shareholders will have shares to sell to the underwriters if the reorganization transaction is not completed prior to you seeking effectiveness.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. For example only, we note your disclosure in the "Our Market Opportunity" section starting on page 3. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Market and Industry Data and Forecasts, page ii

4.   We note your disclosure that the "accuracy or completeness of information" provided by third parties is not guaranteed. This statement appears to disclaim the issuer's responsibility for information in the registration statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer.

Risk Factors, page 11

5.   In the last sentence of the introductory paragraph, please remove the reference to additional risks. Please clarify that you have disclosed all material risks in this section.

6.   Your risk factor section includes a number of risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain disclosure and corporate governance standards applicable to U.S. issuers, page 30

7.   In addition to the disclosure and corporate governance standards mentioned, disclose that, as a foreign private issuer:

● you are not subject to the proxy requirements under Exchange Act Section 14;

● you are not subject to Regulation FD (see 17 CFR 43.101(b));

● you are permitted to provide executive compensation disclosure on an aggregate basis as long as individual disclosure is not required in your home country (<u>see</u> Item 6.B of Form 20-F); and

● your officers, directors and principal shareholders are not subject to the reporting and short-swing profit recovery provisions under Exchange Act Section 16.

Clarify in this risk factor whether Bermuda law requires that a majority of your directors be independent.

<u>Passive Foreign Investment Company ("PFIC") Risk Factor</u>

8.   Add a risk factor that discusses the risk that you may be classified as a PFIC for the current taxable year or for future years. Include in the risk factor a brief description of what it means to be classified as a PFIC and the consequences for your shareholders should you be classified as a PFIC.

<u>Selected Consolidated Historical and Pro-Forma Financial Information, pages 41 – 44</u>

9.   We note you utilize Adjusted EBITDA and Adjusted Earnings as non-IFRS measures for measuring profitability and assessing financial performance.   Please compare and contrast these two non-IFRS measures.   Given the overlap of adjustments to arrive at these non-IFRS measures, your response should explain any differences in how these two measures are utilized by management to measure profitability and assess financial performance.

10.   We note that you make adjustments to arrive at Adjusted EBITDA and Adjusted Earnings and that these adjustments represent exclusion of items which have less bearing on your core operating performance.   Please tell us and expand your disclosures to further explain why each of these adjustments is not indicative of your core operating performance.

<u>The Scheme, page 37</u>

11.   We note that current shareholders of Markit Group Holdings Limited will be approving the reorganization. Please tell us if you would have to register the issuance of the Markit Ltd. shares to current Markit Group shareholders or if you are relying on an exemption under applicable foreign law.

<u>Management's Discussion and Analysis …, page 45</u>

12.   We note definition of organic revenues. Please tell us if you keep track of "organic expenses."

Results of Operations, page 49

13.   We note that you have both fixed contract and variable contracts. Please discuss the upcoming expirations for any material contracts.

14.   Please clarify the increases in the processing segment that are attributable to increased volumes verses the improved pricing mix. Also, explain the meaning of "improved pricing mix."

Liquidity and Capital Resources, pages 58

15.   We note from disclosures elsewhere in your filing that you are operating in multiple foreign countries. To the extent you maintain significant amounts of cash or short term investments in these foreign countries, please revise to disclose the amounts held in each significant foreign country and any ramifications (i.e. fees or taxes) that would be incurred if you were to attempt to repatriate such funds.

Business, page 63

16.   Please disclose the other geographic areas from which you derive 8.7% of your revenue.

Our Growth Strategies, page 66

17.   Please explain what you mean by the phrase "end-to-end management of customer on-boarding."

Compensation of Executive Officers and Directors, page 81

18.   Supplementally advise, with a view to disclosure, whether you are required to disclose, or have disclosed, in Bermuda the annual compensation of your named executive officers and directors on an individual basis for the most recently completed fiscal year. See Item 6.B of Form 20-F.

Bermuda Company Considerations, page 99

19.   Clarify whether *your* articles or by-laws provide for cumulative voting.

Passive Foreign Investment Company Rules, page 108

20.   Briefly describe the mark-to-market and qualified electing fund ("QEF") elections that might be available to an investor to mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC. Then disclose whether you intend to provide the information that would enable investors to take a QEF election.

Financial Statements

Unaudited Interim Financial Information

15. Contingencies, page F-20

21.   We note that you consider it remote that a claim will arise from the anti-trust investigations by the US Department of Justice and any other contingent liabilities outside of the investigation by the Competition Department of the European Commission.   Please clarify whether this statement also applies to the class action lawsuits.   You also indicate that all investigations are still ongoing and therefore it is not possible to be certain of the eventual outcome.   Given such a statement, please clarify how you are able to definitively state that you believe it is remote that material claims will arise.   Your response should address the facts and circumstances considered that supports your conclusion.

Audited Financial Information

2.5 Intangible assets

(b) Technology, licenses, customer relationships and trademarks, page F-31

22.   Your disclosure indicates that you straight-line customer relationships over a range of 10-18 years. Please help us understand how you determined that a 10-18 year range is appropriate. In your response, address the relationships you have with your customers, the nature of your contracts with your customers, historical experience and any other matters that you feel are relevant. Reference is made to paragraph 90 of IAS 38

6. Exceptional items, page F-50 – F-51

23.   Please tell us and revise to expand your disclosures to discuss how each of the exceptional items is significant based on size, nature or incidence of occurrence to warrant separate presentation as an exceptional item.

27. Contingencies, page F-76

24.   We note you indicate that it is possible that a claim will arise from the European Commission investigation.   Please clarify how you have complied with the disclosure requirements outlined in paragraph 86 of IAS 37.   To the extent you have chosen not to disclose this information, please provide the disclosure requirements outlined in either paragraph 91 or 92 of IAS 37.

Adam J. Kansler, Chief Administrative Officer
Markit Ltd.
February 24, 2014
Page 6

<u>30. Related party transactions, pages F-79 – F-80</u>

25.   Reference is made to your disclosures on page 87 related to your discussion about related
        party customer relationships.   Please clarify how you have complied with the disclosure
        requirements outlined within IAS 24 related to these transactions.

<u>Where You Can Find More Information, page 118</u>

26.   Disclose that you will file with the Commission your annual report on Form 20-F within
         120 days from the end of each fiscal year.

<u>Part II, page II-1</u>

<u>Item 7. Recent Sales of Unregistered Securities, page II-1</u>

27.   Please revise your disclosure to identify the exemption relied upon for each transaction
        and clarify how you complied with the requirements of each exemption.   Please refer to
        Item 701 of Regulation S-K.

<u>Item 8. Exhibits and Financial Statement Schedules, page II-2</u>

28.   Please file all required exhibits as promptly as possible. If you are not in a position to file
        your legal and tax opinions with the next amendment, please provide a draft copy for us
        to review. The draft opinions should be filed as EDGAR correspondence.

29.   We note your disclosure on page 58 regarding your credit agreement. Please file this
        agreement in accordance with Item 601(b)(10) of Regulation S-K or tell us why you
        believe you are not required to file it.

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/
cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to
request confidential treatment of information in the correspondence you submit on EDGAR,
please properly mark that information in each of your confidential submissions to us so we do
not repeat or refer to that information in our comment letters to you.

        You may contact Howard Efron, Senior Staff Accountant, at (202) 551-3439 or Wilson
Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on

the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at (202) 551-35855 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel